SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13D-1(B) AND (C) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(B)
                              (AMENDMENT NO. _____)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           DENTAL CARE ALLIANCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   248725 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


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CUSIP No. 248725 10 3

(1)      Names of Reporting Persons             SRM '93 CHILDREN'S TRUST
                                    ------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons____________________

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a) |_|      (b) |_|

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                     U.S.A.
                                              ----------------------------------
            Number of      (5)   Sole Voting Power          1,529,148
                                                  --------------------------
          Shares Bene-
            ficially       (6)   Shared Voting Power           -0-
                                                    ----------------------
            Owned by
          Each Report-     (7)   Sole Dispositive Power      1,529,148
                                                        -------------------
           ing Person
              With         (8)   Shared Dispositive Power      -0-
                                                         -----------------

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                                    1,529,148

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|


(11)       Percent of Class Represented by Amount in Row (9)            22.2%1
                                                            -------------------

(12)       Type of Reporting Person (See Instructions)          OO
                                                       ------------------------

1 Calculated on the basis of 6,897,700 shares of Common Stock outstanding as of February 9, 1998.


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ITEM 1(A).            Name of Issuer:

                      DENTAL CARE ALLIANCE, INC.

ITEM 1(B).            Address of Issuer's Principal Executive Offices:

                      1343 Main Street, 7th Floor
                      Sarasota, Florida  34236

ITEM 2(A).            Name of Person Filing:

                      SRM `93 Children's Trust

ITEM 2(B).            Address of Principal Business Office:

                      c/o Dental Care Alliance, Inc.
                      1343 Main Street, 7th Floor
                      Sarasota, Florida  34236

ITEM 2(C).            Citizenship:

                      U.S.A.

ITEM 2(D).            Title of Class of Securities:

                      Common Stock, $.01 Par Value

ITEM 2(E).            CUSIP Number: 248725 10 3

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

ITEM 4.               Ownership.

        (a)           Amount Beneficially Owned:  1,529,148 shares.

        (b)           Percent of Class:  22.2%1

        (c) Number of shares as to which such person has:

                  (i)         sole power to vote or to              1,529,148
                                direct the vote

                  (ii)        shared power to vote or to                  -0-
                               direct the vote


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                  (iii)       sole power to dispose or to           1,529,148
                                direct the disposition of

                  (iv)        shared power to dispose or to
                                direct the disposition of                 -0-


1 Calculated on the basis of 6,897,700 shares of Common Stock issued and outstanding as of February 9, 1998.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .|_|


ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not applicable.

ITEM 10.          Certification.

                  Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 1998                             /s/ THEODORE L. KOENIG
                                              ----------------------------------
                                              Theodore L. Koenig, as Trustee for
                                              SRM '93 Children's Trust


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